780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

July 1, 2011

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A – Lockwell Small Cap Value Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Tuesday, June 28, 2011 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on April 15, 2011 relating to the Lockwell Small Cap Value Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.

Comment:  Under “Summary Section - Fees and Expense of the Fund,” (1) move the disclosure regarding the $15 service fee for shares redeemed by wire from footnote one to a parenthetical in the table, (2) delete footnote one to the table and the related line item for “Maximum Account Fees” and (3) delete the line item for “Exchange Fees.”

Response:  Done.

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

July 1, 2011

2.

Comment:  Please add a definition of “equity securities” to the prospectus.

Response:  Done.  A definition has been added to “Principal Investment Strategy and Related Risks – Principal Investment Strategy.”

3.

Comment:  Under “Summary Section – Principal Investment Risks,” risks associated with concentrating investments in certain sectors are disclosed.  Accordingly, under “Summary Section – Principal Investment Strategy,” amend the disclosure to state that the Fund may concentrate its investments in certain sectors as part of its principal investment strategy.

Response:  Investments in particular sectors are not part of the Fund’s principal investment strategy.  Therefore, disclosure has not been added under “Summary Section – Principal Investment Strategy” and the related risks have been deleted from “Summary Section – Principal Investment Risks” and “Principal Investment Strategy and Related Risks – Principal Risk Factors.”

4.

Comment:   Under “Prior Performance of Lockwell,” please clarify whether the prior performance data provided relates to the performance of the investment adviser or the portfolio manager.

Response:  Please note that under Global Investment Performance Standards (GIPS®), the composite’s past performance must be linked to Lockwell’s performance record as the successor adviser.  However, we understand your position is that, based on the Bramwell Growth Fund no-action letter, the performance of accounts at a predecessor firm should be attributed to the portfolio manager only.  Therefore, the title of the section has been changed to “Prior Performance” and we have revised the disclosure accordingly.

*****

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio